Exhibit 99.11

This Exhibit contains excerpts from minutes of a meeting of the board of directors of the New York Stock Exchange, Inc. The disclosure of these excerpts shall not constitute a waiver of any attorney-client privilege.

NEW YORK STOCK EXCHANGE, INC.

BOARD OF DIRECTORS – MINUTES

April 7, 2005

The Board of Directors held its Annual Meeting at 10:10 a.m. today, for the purposes of organization, the election of officers and the transaction of other business, as required by Article IV, Section 6(e) of the Exchange Constitution, Chairman John S. Reed presiding. Directors Albright, Allison, Carter, Jackson, McDonald, Shapiro, Thain, Weatherstone and Woolard were present. (10) Also present were Director nominees Ellyn L. Brown and Karl M. von der Heyden.

Mr. Carter entered and met with the Board. (9) (10:20 a.m.)

Mr. Thain entered and met with the Board. (10) (10:55 a.m.)

April 7, 2005

Mr. Bernard and Ms. Yeager entered and met with the Board.

The Board examined the strategic needs of the Exchange. Mr. Thain reported to the Board on a meeting in which he participated on March 10 attended by Directors Carter, McDonald and Weatherstone to review strategic alternatives for the Exchange; various analyses were presented by representatives of McKinsey & Company. Mr. Thain then examined specific needs of the Exchange and gave an overview of the current environment regarding securities markets.

Mr. Thain outlined the strategic choices facing the Exchange, the factors militating for conversion to a for-profit, public company, the need for the Exchange to make up for lost time in expanding across asset classes, the necessity of offering single-execution facilities across multiple asset classes, and the competitive threat posed by public, well-capitalized, multi-asset class, vertically-integrated

April 7, 2005

national exchange companies in Europe. The Board discussed these issues with Mr. Thain, who answered questions posed by the Directors.

Mr. Thain described a strategic opportunity that had arisen and outlined both the rationale for exploiting the opportunity and the attendant risks. He noted that he would provide detailed reports to the Board in the near future. In addition, he advised the Board that, if it wished to consider this transaction, the Exchange would need to engage an investment bank to advise the Board with respect to the valuation of the transaction. He suggested that Lazard Frères & Co. LLC (“Lazard”) and Greenhill & Co. were two well-qualified possibilities. Mr. Thain outlined several of the benefits of using Lazard; the Board agreed that Lazard would be an appropriate choice and approved the following resolution:

“RESOLVED, that the Board of Directors authorizes the retention of Lazard Frères & Co., LLC (“Lazard”) as financial advisor in connection with the exploration of the strategic opportunity identical to the Board, and the proper officers of the NYSE are hereby authorized and directed to enter into an engagement letter with Lazard in connection therewith, in such form as is approved by the proper officers of the NYSE, the execution thereof by any such officer to be conclusive evidence of the due authorization thereof by the Board.”

The Board advised Messrs. Thain and Bernard that, if the Board were to contemplate such a transaction, it would consider retaining its own counsel.

April 7, 2005

/S/ MARY YEAGER
Mary Yeager
Acting Corporate Secretary